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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 17)*


                                GIANT GROUP, LTD.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PAR VALUE
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                         (Title of Class of Securities)


                                    374503100
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                                 (CUSIP Number)


                                  Burt Sugarman
                              c/o GIANT GROUP, LTD.
                              9000 Sunset Boulevard
                                   16th Floor
                          Los Angeles, California 90069
                                 (310) 273-5678
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 10, 1999
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             (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initials filing on this form with respect to a subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of this section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
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CUSIP No. 374503100                                    Page  2   of  5  Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BURT SUGARMAN
     S.S. #  ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                   (b) [ ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)                                    [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
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                           7        SOLE VOTING POWER

NUMBER OF                           2,988,672 shares (includes options to
                                    purchase 1,799,202 shares and excludes
                                    721,386 shares held in a voting trust to
SHARES                              which Mr. Sugarman disclaims beneficial
                                    ownership)
                           -----------------------------------------------------
BENEFICIALLY
                           8        SHARED VOTING POWER

OWNED BY                                0
                           -----------------------------------------------------

EACH                       9        SOLE DISPOSITIVE POWER

REPORTING                           2,988,672 shares (includes options to
                                    purchase 1,799,202
                                    shares)
PERSON WITH
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,988,672 shares (includes options to purchase 1,799,202 shares and excludes 721,386 shares held in a voting trust to which Mr. Sugarman disclaims beneficial ownership)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                           [X]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     52.2%
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14   TYPE OF REPORTING PERSON*

     IN
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                      *SEE INSTRUCTIONS BEFORE FILING OUT!


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     ITEM 1.          SECURITY AND ISSUER.



     This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of GIANT GROUP, LTD., a Delaware corporation (the "Company"), the principal executive offices of which are located at 9000 Sunset Boulevard, 16th Floor, Los Angeles, California 90069. This statement is the 17th amendment to a Schedule 13D initially filed by Burt Sugarman on January 13, 1982. Except to the extent amended herein, the information as set forth in his Schedule 13D, as amended, remains in effect.

Item 4. PURPOSE OF TRANSACTION.

     Item 4 of the Schedule is hereby amended by adding the following:

     Mr. Sugarman decided to serve as Trustee of the Agreement described in Item 6 which is incorporated herein by this reference, to provide for a more orderly and unified shareholder voting process. Except to the extent indicated above, Mr. Sugarman presently has no plans or proposals which relate to or would result in any of the events described in Item 4 (a)-(j) of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Schedule is hereby amended to read as follows:

         As of August 10, 1999, Mr. Sugarman beneficially owns 2,988,672 shares of Common Stock, including 1,189,470 shares which are directly owned, and 1,799,202 shares which are the subject of exercisable options within 60 days (constituting 52.2% of the outstanding shares computed on the basis of 3,927,148 shares outstanding as of March 7, 1999). Mr. Sugarman has sole voting and dispositive power with respect to such 2,988,672 shares. Mr. Sugarman is also the Trustee of the Agreement described in Item 6 and as such, may be deemed to be the beneficial owner of 721,386 shares of Common Stock subject to the Agreement. The 721,386 shares held under the Agreement, to which Mr. Sugarman has only sole voting power as Trustee, are to be voted in accordance with the terms of the Agreement. Mr. Sugarman is not entitled to receive any of the economic benefits from the shares subject to the Agreement. Such amounts also do not include 20,500 shares of the Common Stock owned by Mr. Sugarman's wife. Mr. Sugarman disclaims beneficial ownership of the shares held under the Agreement and the shares owned by his wife.

         The only transaction in the Common Stock effected by Mr. Sugarman in the last 60 days was the Agreement described in Item 6 which is incorporated herein by this reference.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule is hereby amended by adding the following:

         Effective August 10, 1999 Mr. Sugarman, in his capacity as Chairman of the Board of the Company entered into a Voting Trust Agreement (the "Agreement") with the Company and Glenn Sands whereby Mr. Sugarman agreed to act as trustee (the "Trustee") in accordance with the terms of the Agreement. The Agreement provides for the Trustee to vote 721,386 shares of Common Stock beneficially owned by Glenn Sands. The Trustee's discretion in voting such shares is limited in that he may only vote such shares (i) for the management slate of nominees in an election for directors of the Company and (ii) in any other maters, in accordance with the recommendations of the Company's Board of Directors, provided that, in the event the Board of


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Directors makes no recommendation, the Trustee shall vote such shares in the same manner and in the same proportion as all other shares of Common Stock not subject to the Agreement.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 -  Voting Trust Agreement as amended, by and among the Company, Burt
             Sugarman, acting in his capacity as Chairman of the Board of the Company as Trustee, and Glenn Sands.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 1999


                                                     /s/ BURT R. SUGARMAN
                                                     ---------------------------
                                                     BURT R. SUGARMAN


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